EXHIBIT 16.1

March 9, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated March 9, 2005, of The UniMark Group, Inc. and are in agreement with the statements contained in the second and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare timely financial statements at one of its subsidiaries, included in the fourth paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2003 consolidated financial statements.

/s/ Mancera S.C., Member Practice of Ernst & Young Global